SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13D-2

(Amendment No. 2)

Transcept Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

89354M106

(CUSIP Number)

James E. Dawson, Esq., Nutter, McClennen & Fish LLP
155 Seaport Blvd., Boston, MA 02210
(617) 439-2623

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

December 3, 2010

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89354M106	SCHEDULE 13G/A	Page 2 of 9

(1) Names of reporting persons NB Public Equity K/S
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 0
(7) Sole dispositive power: 0
(8) Shared dispositive power: 0
(9) Aggregate amount beneficially owned by each reporting person: 0
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9: 0%
(12) Type of reporting person (see instructions): PN

CUSIP No. 89354M106	SCHEDULE 13G/A	Page 3 of 9

(1) Names of reporting persons NB Public Equity Komplementar ApS
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 0
(7) Sole dispositive power: 0
(8) Shared dispositive power: 0
(9) Aggregate amount beneficially owned by each reporting person: 0
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9: 0%
(12) Type of reporting person (see instructions): PN

CUSIP No. 89354M106	SCHEDULE 13G/A	Page 4 of 9

(1) Names of reporting persons Cora Madsen
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 0
(7) Sole dispositive power: 0
(8) Shared dispositive power: 0
(9) Aggregate amount beneficially owned by each reporting person: 0
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9: 0%
(12) Type of reporting person (see instructions): IN

CUSIP No. 89354M106	SCHEDULE 13G/A	Page 5 of 9

(1) Names of reporting persons Christian Hansen
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 0
(7) Sole dispositive power: 0
(8) Shared dispositive power: 0
(9) Aggregate amount beneficially owned by each reporting person: 0
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9: 0%
(12) Type of reporting person (see instructions): IN

CUSIP No. 89354M106	SCHEDULE 13G/A	Page 6 of 9

(1) Names of reporting persons Florian Schönharting
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 0
(7) Sole dispositive power: 0
(8) Shared dispositive power: 0
(9) Aggregate amount beneficially owned by each reporting person: 0
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9: 0%
(12) Type of reporting person (see instructions): IN

CUSIP No. 89354M106	SCHEDULE 13G/A	Page 7 of 9

Item 1.
(a) Name of Issuer:
Transcept Pharmaceuticals, Inc.

(b) Address of Issuer’s Principal Executive Offices:
1003 W. Cutting Blvd., Suite #110
Pt. Richmond, CA 94804

Item 2.
(a) Name of Person Filing:
This Schedule 13G is filed on behalf of the following persons (the “Reporting Persons”):
 (i)           NB Public Equity K/S
(ii)           NB Public Equity Komplementar ApS
(iii)          Cora Madsen
(iv)          Christian Hansen
(v)           Florian Schönharting

(b) Address or Principal Business Office or, if none, Residence:
The business address for each of the Reporting Persons is Ostergade 24A, 1 tv,  Copenhagen DK-1100, Denmark.
(c) Citizenship:
See Item 4 of the attached cover pages.

(d) Title of Class of Securities:
Common Stock, par value $0.001

(e) CUSIP No.:
89354M106

Item 3.

N/A

Item 4.  Ownership.

(a) Amount Beneficially Owned:

None of the Reporting Persons are the beneficial owners of any shares of Common Stock.

(b) Percent of Class

The amount beneficially owned by each of the Reporting Persons represents 0% of the total issued and outstanding shares of Common Stock.

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote

N/A

(ii) Shared power to direct the vote

N/A

CUSIP No. 89354M106	SCHEDULE 13G/A	Page 8 of 9

(iii) Sole power to dispose or to direct the disposition of

N/A

(iv) Shared power to dispose or to direct the disposition of

N/A

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    January 4, 2011

NB PUBLIC EQUITY K/S

By:	NB PUBLIC EQUITY KOMPLEMENTAR ApS,
its general partner

By:/s/ Cora Madsen*
Name: Cora Madsen
Title: Director

NB PUBLIC EQUITY KOMPLEMENTAR ApS

By:	/s/ Cora Madsen*
Name: Cora Madsen
Title: Director

/s/ Cora Madsen*
Cora Madsen

/s/ Christian Hansen*
Christian Hansen

/s/ Florian Schönharting*
Florian Schönharting

*By: /s/ James E. Dawson
James E. Dawson, as attorney-in-fact